Saba Software, Inc.

2400 Bridge Parkway

Redwood Shores, California. 94065-1166

January 7, 2005

By Edgar Correspondence, Facsimile (202) 942-9544 and Overnight Delivery

Robert D. Bell, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 4-6

450 Fifth Street, NW

Washington DC 20549-0303

Re:	Saba Software, Inc.
Registration Statement on Form S-3, as amended
(File No. 333-118226)

Dear Mr. Bell:

Saba Software, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective as of 4:30 p.m. on January 11, 2005.

Please notify James R. Tanenbaum, Esq. of Morrison & Foerster LLP, counsel to the Registrant, at (212) 468-8163 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

SABA SOFTWARE, INC.

/s/ PETER E. WILLIAMS III
Peter E. Williams III Chief Financial Officer